                         SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C.  20549

                                    SCHEDULE 13D

                     UNDER THE SECURITIES EXCHANGE ACT OF 1934



                                    USTEL, INC.
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                                  (Name of Issuer)



                      Common Stock (par value $0.01 per share)
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                           (Title of Class of Securities)



                                    917325 10 2
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                                   (CUSIP Number)


                                Barbara Sherman, Esq.
                                Goldman, Sachs & Co.
                                  85 Broad Street
                             New York, New York  10004
                                   (212) 902-1000
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                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)


                                 November 25, 1998
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                       (Date of Event which Requires Filing
                                 of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box / /.


                           (Continued on following pages)
                                (Page 1 of 65 Pages)

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CUSIP NO. 917325 10 2                                       Page 2 of 65 Pages
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   1     NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         GOLDMAN, SACHS & CO.
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   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a) / /      (b) / /
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   3     SEC USE ONLY
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   4     SOURCE OF FUNDS*
         OO    [SEE ITEM 3.]
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   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e): /X/
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   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         NEW YORK
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                           7    SOLE VOTING POWER
       NUMBER OF
  SHARES BENEFICIALLY           0
  OWNED BY REPORTING
      PERSON WITH

                           ---------------------------------------------------
                           8   SHARED VOTING POWER
                               9,565,953
                           ---------------------------------------------------
                           9    SOLE DISPOSITIVE POWER
                                0
                           ---------------------------------------------------
                           10   SHARED DISPOSITIVE POWER
                                9,565,953
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  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       9,565,953
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  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
        / /
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  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
       45.3%
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  14   TYPE OF REPORTING PERSON*
       BD - PN - IA
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CUSIP NO. 917325 10 2                                       Page 3 of 65 Pages
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   1     NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         THE GOLDMAN SACHS GROUP, L.P.
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   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a) / /        (b) / /
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   3     SEC USE ONLY
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   4     SOURCE OF FUNDS*
         OO    [SEE ITEM 3.]
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   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e): / /
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   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         DELAWARE
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                           7    SOLE VOTING POWER
       NUMBER OF
  SHARES BENEFICIALLY           0
  OWNED BY REPORTING
      PERSON WITH

                           ---------------------------------------------------
                           8   SHARED VOTING POWER
                               9,565,953
                           ---------------------------------------------------
                           9    SOLE DISPOSITIVE POWER
                                0
                           ---------------------------------------------------
                           10   SHARED DISPOSITIVE POWER
                                9,565,953
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  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       9,565,953
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  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
       / /
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  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
       45.3%
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  14   TYPE OF REPORTING PERSON*
       HC - PN
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CUSIP NO. 917325 10 2                                       Page 4 of 65 Pages
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                                    SCHEDULE 13D
                          RELATING TO THE COMMON STOCK OF
                                    USTEL, INC.

ITEM 1.  SECURITY AND ISSUER.

          This Statement on Schedule 13D relates to the common stock, par value $0.01 per share (the "Common Stock"), of UStel, Inc., a Minnesota corporation (the "Company").

          The principal executive offices of the Company are located at 2033 Sixth Avenue, Suite 401, Seattle, Washington 98121-2516.

ITEM 2.  IDENTITY AND BACKGROUND.

          This Statement is being filed by Goldman, Sachs & Co. ("GS&Co.") and The Goldman Sachs Group, L.P. ("GS Group"), together with GS&Co., the "Filing Persons".(1)

          GS&Co., a New York limited partnership, is an investment banking firm and a member of the New York Stock Exchange, Inc. and other national exchanges. GS Group, one of the general partners of GS&Co., owns a 99% interest in GS&Co. GS Group is a Delaware limited partnership and holding partnership that (directly and indirectly through subsidiaries or affiliated companies or both) is a leading investment banking organization. The other general partner of GS&Co. is The Goldman Sachs & Co. L.L.C., a Delaware limited liability company ("GS L.L.C."), which is a wholly-owned subsidiary of GS Group and The Goldman Sachs Corporation, a Delaware corporation ("GS Corp."). GS Corp. is the sole general partner of GS Group. The principal business address of each of GS&Co., GS Group, GS L.L.C. and GS Corp. is 85 Broad Street, New York, New York 10004.

          The name, business address, present principal occupation or employment and citizenship of each director of GS Corp. and GS L.L.C. and of each member of the executive committees of GS Corp., GS L.L.C., GS&Co. and GS Group are set forth in Schedule I hereto and are incorporated herein by reference.

          During the last five years, none of the Filing Persons, or, to the knowledge of each of the Filing Persons, any of the persons listed on Schedule I hereto, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) except as set forth in Schedule II to this Schedule 13D, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject

-----------------------
(1) Neither the present filing nor anything contained herein shall be construed as an admission that any Filing Person constitutes a "person" for any purposes other than Section 13(d) of the Securities Exchange Act of 1934 or that the Filing Persons constitute a "group" for any purpose.

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CUSIP NO. 917325 10 2                                       Page 5 of 65 Pages
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to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          Effective November 25, 1998, the Company issued to GS&Co. an Amended and Restated Warrant (the "Warrant") giving GS&Co. the right to acquire up to 9,565,953 shares (subject to antidilutive and other adjustments) of the Common Stock of the Company (the "Warrant Shares") at any time on or before November 25, 2003. The Warrant is exercisable for 7,891,106 Warrant Shares at an exercise price of $0.21 per share and 1,674,847 Warrant Shares at an exercise price of $0.01 per share (subject in each case to certain antidilutive and other adjustments). The Warrant amended and restated a warrant (the "Old Warrant") that the Company issued to GS&Co. as of June 25, 1998 relating to 12,400,309 shares of Common Stock.

          The Company issued the Warrant in connection with the execution of Amendment Number One to Loan and Security Agreement ("Amendment No. 1"), dated as of November 25, 1998, by and among the Company, its subsidiary Arcada Communications, Inc. ("Arcada"), Coast Business Credit, a division of Southern Pacific Bank ("Coast"), and Goldman Sachs Credit Partners, L.P. ("GSCP").(2) Amendment No. 1 amended a Loan and Security Agreement (the "Loan Agreement"), dated as of June 25, 1998, by and among the Company, Arcada, Coast and GSCP.

          Pursuant to the Loan Agreement, GSCP and Coast (the "Lenders") agreed to, among other things, lend the Company up to $35,000,000, to be divided among a $12,500,000 revolving accounts receivable line of credit bearing interest at prime plus 2%, a $15,000,000 term loan (repayable commencing February 28, 1999) bearing interest at 12.75% and a $7,500,000 capital expenditure line of credit bearing interest at 12.75%. The Company's obligations under the Loan Agreement are secured by substantially all of the Company's assets.

          In connection with entering into the Loan Agreement in June 1998, the Company issued to GS&Co. the Old Warrant as of June 25, 1998, which gave GS&Co. the right to acquire up to 12,400,309 shares (subject to antidilutive and other adjustments) of the Common Stock of the Company on the following terms:
(i) 7,891,106 shares at an exercise price of $1.00 per share, (ii) 901,841 shares at an exercise price of $1.50 per share, (iii) 1,803,681 shares at an exercise price of $3.00 per share, and (iv) and 1,803,681 shares at an exercise price of $5.00 per share (such exercise prices in each case subject to certain antidilutive and other adjustments). The Old

----------------------------
(2) GSCP, a Bermuda limited partnership, was formed for the purpose of providing bank debt financing and trading and investing in bank loans, trade claims and other loans and loan instruments. Goldman Sachs Global Holdings L.L.C. ("GSGH"), a Delaware limited liability company, is the sole general partner of GSCP. The managing member of GSGH is GS Group.

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CUSIP NO. 917325 10 2                                       Page 6 of 65 Pages
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Warrant was exercisable beginning on the earliest to occur of (a) March 25,
1999, (b) the date upon which an Event of Default under the Loan Agreement
(as defined in Article 8 of the Loan Agreement) occurred and (c) thirty days prior to the consummation of a merger, sale or similar transaction involving the Company. The Old Warrant provided for an original term of five years, terminating on June 25, 2003.

          As a result of adverse changes in the Company's financial condition and various other factors, certain Events of Default occurred under the Loan Agreement. In response to these events, in November 1998 the Lenders and the Company agreed to a restructuring of their obligations and relationship under the Loan Agreement, whereby the Company and the Lenders would enter into Amendment No. 1 and revise the terms of the Old Warrant. In addition, the Lenders agreed to waive the Company's Events of Default under the Loan Agreement as to which the Lenders had actual knowledge as of the date of Amendment No. 1. In connection with the restructuring, effective November 25, 1998 the Company issued the Warrant to GS&Co., which amended and restated the Old Warrant.

          Amendment No. 1 also provided for, among other things, the following:
(a) revised interest rate of prime plus 4% on the revolving line of credit and 14.75% on each of the term loan and capital expenditure line of credit; (b) institution of a cap on the maximum indebtedness under the revolving line of credit of $5.6 million and a cap on the maximum aggregate indebtedness under the Loan Agreement (including guarantees by the Lenders) of $22.3 million; (c) issuance of guarantees by the Lenders of up to $4.0 million in favor of the Company's principal vendor; (d) payment by the Company of a guarantee fee of $150,000 and an amendment fee of $200,000 to the Lenders; and (e) the budgeting of all future advances by the Lenders to the Company and the revision of financial covenants under the Loan Agreement.

          None of the persons listed on Schedule I hereto has contributed any funds or other consideration towards the purchase of the securities of the Company, except insofar as they may be general or limited partners of the limited partnerships of GS&Co., GS Group or GSCP and have made capital contributions to such limited partnerships, as the case may be.

ITEM 4.  PURPOSE OF THE TRANSACTION.

          The Warrant was issued to GS&Co. in exchange for the Old Warrant, in connection with the execution of Amendment No. 1 by the Company and the restructuring of the Lenders' relationship with the Company, all as described above in Item 3.

          Each Filing Person expects to evaluate on an ongoing basis the Company's financial condition, business operations and prospects, the market price of the Common Stock, conditions in the securities markets generally, general economic and industry conditions and other factors. Accordingly, each Filing Person reserves the right to change its plans and intentions at any time, as it deems appropriate. In particular, each Filing Person may, subject to any restrictions discussed in Item 6 below and the restrictions contained in the Securities Act of 1933 (the "Securities Act"), at any time and from time to time acquire additional shares of

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CUSIP NO. 917325 10 2                                       Page 7 of 65 Pages
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Common Stock or securities convertible, exchangeable or exercisable for
Common Stock in public or private transactions; dispose of shares of Common Stock or other securities in public or private transactions; and/or enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of its positions in the Common Stock or other securities. Any such transactions may be effected at any time and from time to time. To the knowledge of each Filing Person, each of the persons listed on Schedule I hereto may make the same evaluation and may reserve the same rights.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

          (a) As of November 25, 1998, the aggregate number of shares beneficially owned and shares for which there is a right to acquire by GS&Co. and GS Group is 9,565,953 shares of Common Stock, representing approximately 45.3% of the shares of Common Stock reported to be outstanding as of November 12, 1998 in the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1998.

          None of the Filing Persons beneficially own any shares of Common Stock other than as set forth herein.

          (b) Each Filing Person shares with the other Filing Persons the power to vote or direct the vote and to dispose or direct the disposition of shares of Common Stock beneficially owned by such Filing Person as indicated in paragraph
(a) above.

          (c) Except as set forth in Item 3, no transactions in the Common Stock were effected by any of the Filing Persons or, to their knowledge, any of the persons listed on Schedule I hereto, during the past 60 days.

          (d) No other person is known by any Filing Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by any Filing Person.

          (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Except as described in this Schedule 13D, none of the Filing Persons or, to the knowledge of the Filing Persons, any of the persons listed on
Schedule I hereto is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Company.

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CUSIP NO. 917325 10 2                                       Page 8 of 65 Pages
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ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     A. Amended and Restated Warrant, dated as of November 25, 1998, to purchase 9,565,953 shares of the Company's Common Stock in favor of GS&Co, filed herewith as Exhibit 99A.

     B. Warrant, dated as of June 25, 1998, to purchase 12,400,309 shares of the Company's Common Stock in favor of Goldman Sachs & Co., incorporated herein by reference from Exhibit 10.70 to the Current Report on Form 8-K of the Company dated June 25, 1998.

     C. Amendment No. 1 to Loan and Security Agreement, dated as of November 25, 1998, by and among the Company, Arcada, Coast and GSCP, filed herewith as Exhibit 99C.

     D. Loan and Security Agreement, dated as of June 25, 1998, by and among the Company, Arcada, Coast and GSCP, incorporated herein by reference from Exhibit 10.69 to the Current Report on Form 8-K of the Company dated June 25, 1998.

     E.   Powers of Attorney, filed herewith as Exhibit 99E.

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CUSIP NO. 917325 10 2                                       Page 9 of 65 Pages
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                                     SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

DATED:  December 4, 1998

                                  THE GOLDMAN SACHS GROUP, L.P.

                                  By:    /s/ Hans-Linhard Reich
                                         --------------------------------------
                                  Name:      Hans-Linhard Reich
                                  Title:     Attorney-in-fact*

                                  GOLDMAN, SACHS & CO.

                                  By:    /s/ Hans-Linhard Reich
                                         ---------------------------------------
                                  Name:      Hans-Linhard Reich
                                  Title:     Attorney-in-fact*

     *  Powers of attorney are filed as Exhibit 99E herewith.

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CUSIP NO. 917325 10 2                                      Page 10 of 65 Pages
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                                     SCHEDULE I

     The name of each director and of each member of the executive committee of The Goldman Sachs Corporation and The Goldman, Sachs & Co. L.L.C. and of each member of the executive committee of The Goldman Sachs Group, L.P. and Goldman, Sachs & Co. is set forth below.

     The business address of each person listed below except John L. Thornton is 85 Broad Street, New York, NY 10004. The business address of John L. Thornton is 133 Fleet Street, London EC4A 2BB, England. Each person is a citizen of the United States of America. The present principal occupation or employment of each of the listed persons is as a managing director of Goldman, Sachs & Co. or another Goldman Sachs operating entity and as a member of the executive committee.


Jon Z. Corzine

Henry M. Paulson, Jr.

Robert J. Hurst

John A. Thain

John L. Thornton

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CUSIP NO. 917325 10 2                                      Page 11 of 65 Pages
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                              SCHEDULE II

     In Securities and Exchange Commission Administrative Proceeding File No. 3-8282 In the Matter of Goldman, Sachs & Co., Goldman, Sachs & Co. (the "Firm"), without admitting or denying any of the SEC's allegations, settled administrative proceedings involving alleged books and records and supervisory violations relating to eleven trades of U.S. Treasury securities in the secondary markets in 1985 and 1986. The SEC alleged that the Firm had failed to maintain certain records required pursuant to Section 17(a) of the Exchange Act and had also failed to supervise activities relating to the aforementioned trades in violation of Section 15(b)(4)(E) of the Exchange Act.

     The Firm was ordered to cease and desist from committing or causing any violation of the aforementioned sections of the Exchange Act, pay a civil money penalty to the SEC in the amount of $250,000 and establish policies and procedures reasonably designed to assure compliance with Section 17(a) of the Exchange Act and Rules 17a-3 and 17a-4 thereunder.